Exhibit 99.2
Consolidated Financial Statements of
CGI GROUP INC.
For the three and nine months ended June 30, 2011 and 2010
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended		Nine months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Revenue	1,037,913	901,614	3,291,672	2,725,061

Operating expenses
Costs of services, selling and administrative	846,584	727,708	2,686,230	2,217,423
Amortization (Note 9)	47,307	44,332	149,131	135,827
Acquisition-related and integration costs (Note 8c)	545	4,228	3,675	4,228
Interest on long-term debt	4,249	4,363	15,263	11,917
Interest income	(437)	(786)	(3,067)	(1,770)
Other (income) expenses	(2,413)	1,135	(4,475)	480
Foreign exchange (gain) loss	(320)	872	(2,870)	(290)
Gain on sale of assets	—	(396)	—	(396)

	895,515	781,456	2,843,887	2,367,419

Earnings before income taxes	142,398	120,158	447,785	357,642
Income tax expense	23,960	34,278	85,812	78,952

Net earnings	118,438	85,880	361,973	278,690

Attributable to:
Shareholders of CGI Group Inc.	118,438	85,824	361,717	278,392
Non-controlling interest	—	56	256	298

Basic earnings per share attributable to shareholders of CGI Group Inc. (Note 7e)	0.45	0.30	1.36	0.97

Diluted earnings per share attributable to shareholders of CGI Group Inc. (Note 7e)	0.43	0.30	1.31	0.94

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended		Nine months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Net earnings	118,438	85,880	361,973	278,690

Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income taxes)	(9,399)	32,993	(102,956)	(30,945)
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	4,617	(6,928)	49,883	4,753
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(909)	(7,098)	(2,379)	599
Net unrealized gains on available for sale investments (net of income taxes)	1,351	—	1,430	—

Other comprehensive (loss) income (Note 10)	(4,340)	18,967	(54,022)	(25,593)

Comprehensive income	114,098	104,847	307,951	253,097

Attributable to:
Shareholders of CGI Group Inc.	114,098	104,791	307,695	252,799
Non-controlling interest	—	56	256	298

Consolidated Statements of Retained Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended		Nine months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Retained earnings, beginning of period	1,305,138	1,189,098	1,196,386	1,182,237
Net earnings attributable to shareholders of CGI Group Inc.	118,438	85,824	361,717	278,392
Excess of purchase price over carrying value of Class A subordinate shares repurchased (Note 7a)	(43,272)	(77,982)	(177,799)	(263,392)
Change in subsidiary investment (Note 8a)	(811)	—	(811)	(297)

Retained earnings, end of period	1,379,493	1,196,940	1,379,493	1,196,940

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at June 30, 2011	As at September 30, 2010
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	23,861	127,824
Short-term investments	4,324	13,196
Accounts receivable	453,301	423,926
Work in progress	387,805	358,984
Prepaid expenses and other current assets	69,881	76,844
Income taxes	3,734	7,169
Future income taxes	4,123	16,509

Total current assets before funds held for clients	947,029	1,024,452
Funds held for clients (Note 3)	289,292	248,695

Total current assets	1,236,321	1,273,147
Capital assets	251,510	238,024
Intangible assets (Note 4)	422,898	516,754
Other long-term assets	63,604	42,261
Future income taxes	12,099	11,592
Goodwill	2,441,643	2,525,413

	4,428,075	4,607,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities	294,394	304,376
Accrued compensation	153,127	191,486
Deferred revenue	148,177	145,793
Income taxes	42,650	86,877
Future income taxes	16,933	26,423
Current portion of long-term debt	30,610	114,577

Total current liabilities before clients’ funds obligations	685,891	869,532
Clients’ funds obligations	287,604	248,695

Total current liabilities	973,495	1,118,227
Future income taxes	150,850	170,683
Long-term debt	922,363	1,039,299
Other long-term liabilities	110,925	119,899

	2,157,633	2,448,108

Shareholders’ equity
Retained earnings	1,379,493	1,196,386
Accumulated other comprehensive loss (Note 10)	(375,768)	(321,746)

	1,003,725	874,640
Capital stock (Note 7a)	1,184,219	1,195,069
Contributed surplus (Note 7d)	82,498	82,922

Equity attributable to shareholders of CGI Group Inc.	2,270,442	2,152,631
Equity attributable to non-controlling interest	—	6,452

	2,270,442	2,159,083

	4,428,075	4,607,191

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended		Nine months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Operating activities
Net earnings	118,438	85,880	361,973	278,690
Adjustments for:
Amortization (Note 9)	51,112	50,350	164,077	152,964
Future income taxes	(24,326)	(5,758)	(11,535)	(47,527)
Foreign exchange loss (gain)	844	(184)	(1,505)	(605)
Stock-based compensation costs	3,846	3,725	11,599	11,621
Gain on sale of assets	—	(396)	—	(396)
Net change in non-cash working capital items	(59,838)	(30,867)	(146,176)	(853)

Cash provided by operating activities	90,076	102,750	378,433	393,894

Investing activities
Net change in short-term investments	4,542	(1,039)	8,112	(11,877)
Proceeds from sale of a business (net of cash disposed)	3,187	—	3,187	—
Purchase of capital assets	(11,839)	(10,364)	(51,515)	(31,367)
Proceeds from disposal of capital assets	—	887	—	887
Additions to intangible assets	(11,111)	(10,030)	(44,811)	(50,971)
Purchase of long-term investments	(926)	—	(11,934)	—

Cash used in investing activities	(16,147)	(20,546)	(96,961)	(93,328)

Financing activities
Net change in credit facilities	(65,509)	—	(62,722)	107,234
Repayment of long-term debt	(11,870)	(5,441)	(121,046)	(14,699)
Payment on settlement of forward contracts (Note 6)	—	—	(1,275)	—
Purchase of Class A subordinate shares held in trust (Note 7a)	—	—	(2,566)	—
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 7a)	(57,350)	(111,953)	(241,280)	(387,111)
Issuance of shares	10,431	8,718	42,781	50,150
Change in subsidiary investment (Note 8a)	(811)	—	(811)	(571)

Cash used in financing activities	(125,109)	(108,676)	(386,919)	(244,997)

Effect of foreign exchange rate changes on cash and cash equivalents	75	12,798	1,484	(4,398)

Net (decrease) increase in cash and cash equivalents	(51,105)	(13,674)	(103,963)	51,171
Cash and cash equivalents, beginning of period	74,966	408,272	127,824	343,427

Cash and cash equivalents, end of period (Note 2)	23,861	394,598	23,861	394,598

Interest paid	3,460	1,970	13,840	7,634
Income taxes paid	24,450	24,836	110,115	79,818

Non-cash transactions
Significant non-cash transactions consisted of capital assets and intangible assets acquired for a total amount of $18,730,000 and $64,953,000 for the three and nine months ended June 30, 2011, respectively ($25,899,000 and $55,198,000 for the three and nine months ended June 30, 2010, respectively).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies

a) Basis of presentation

The interim consolidated financial statements for the three and nine months ended June 30, 2011 and 2010 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim consolidated financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2010. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2010, except for new accounting policies adopted effective October 1, 2010.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies (continued)

b) Change in accounting policies

On October 1, 2010, the Company early adopted the following accounting guidance:
i)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the Canadian Institute of Chartered Accountants (“CICA”) in December 2009 which amends the EIC Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”. The EIC-175 is equivalent to U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance such as U.S. software revenue recognition guidance. The new guidance changes the requirements for establishing separate deliverables in a multiple-deliverable arrangement and requires the allocation of arrangement consideration to each separately identified deliverable based on the relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available. The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosures required for multiple-deliverable arrangements which are reflected below.

ii)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” issued by the Financial Accounting Standards Board (“FASB”) under U.S. GAAP which amends Accounting Standards Codification Topic 985-605, “Software — Revenue Recognition”. ASU 2009-14 modifies the scope of the software recognition guidance to exclude the tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows the U.S. guidance.
The adoption of the above accounting guidance, which was made prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements for the three and nine months ended June 30, 2011. There were no significant changes to the Company’s units of accounting within its multiple-deliverable arrangements, how the Company allocates arrangement consideration and the pattern or timing of revenue recognition as a result of the adoption of this accounting guidance. However, the residual method is no longer used by the Company when allocating arrangement consideration. The effects on future periods will depend on the nature and significance of the new or materially modified arrangements in any given period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
1.	Summary of significant accounting policies (continued)

b) Change in accounting policies (continued)

The Company revised its previously disclosed revenue recognition policy to reflect major changes resulting from the adoption of EIC-175 which applies to multiple-deliverable arrangements entered into or materially modified on or after October 1, 2010. The major changes to the revenue recognition policy are disclosed below. The previously disclosed revenue recognition policy remains effective for multiple-deliverable arrangements that were in place as of, and were not materially modified after, September 30, 2010.

Multiple-deliverable arrangements — Non-software

The Company enters into arrangements with multiple non-software deliverables that generally include systems integration and consulting services, outsourcing services and business process services (“BPS”). Under the new guidance, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; and 2) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using VSOE of selling price if available, otherwise TPE of selling price, or ESP if neither VSOE nor TPE of selling price is available. VSOE of selling price is established using the price charged for a deliverable when sold separately by the Company. TPE of selling price is established using the vendor’s or competitors’ prices for similar deliverables. ESP is the price at which the Company would offer the service if the deliverable were sold regularly on a stand-alone basis. ESP is established by considering a number of internal and external factors including, but not limited to, geographies, Company’s pricing policies, internal costs, and gross margins.

Multiple-deliverable arrangements — Including both software and non-software

The Company also enters into multiple-deliverable arrangements that may include a combination of various software and software-related deliverables and non-software deliverables including software licenses, systems integration and consulting services, provision of maintenance, outsourcing services and BPS. In such arrangements, the Company first allocates the total arrangement consideration based on the relative selling prices of the software group of deliverables as a whole and to each of the non-software deliverables. The Company then further allocates consideration within the software group to the respective deliverables within that group following the software arrangement policies as described in Note 2 — Summary of Significant Accounting Policies of the Company’s annual consolidated financial statements for the year ended September 30, 2010.

All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied. Most of the deliverables within the Company’s multiple-deliverable arrangements qualify as a separate unit of accounting.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
2.	Cash and cash equivalents

	As at June 30, 2011	As at September 30, 2010

	$	$
Cash	3,290	27,162
Cash equivalents	20,571	100,662

	23,861	127,824

3.	Funds held for clients and clients’ funds obligations

In connection with the Company’s payroll, tax filing and claims services, the Company collects and holds funds collected for payment of payroll, taxes and claims until such time as the funds need to be remitted to the clients’ employees, appropriate tax authorities or claim holders. Funds held for clients represent assets that, based upon the Company’s intent, are used solely for the purposes of satisfying the obligations to remit funds relating to our payroll, tax filing and claims services, which are classified as clients’ funds obligations on the consolidated balance sheets.

The funds held for clients portfolio includes bonds, which have been classified as available for sale, and cash. The bonds are measured at fair value utilizing inputs obtained from an independent pricing service, and therefore have been classified in Level 2 of the fair value hierarchy. Funds held for clients are classified as current assets since these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the balance sheet date.

Unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income in the consolidated statements of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale investments are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

The Company is exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk, as volatility will cause fluctuations in the fair value of held investments and in the earnings potential of future investments. The Company mitigates these risks by investing primarily in high credit quality corporate and government bonds.

The following table presents the investment portfolio of funds held for clients:

	As at June 30, 2011	As at September 30, 2010

	$	$
Cash	109,562	248,695
Short-term bonds	10,210	—
Long-term bonds	169,520	—

Funds held for clients	289,292	248,695

No funds held for clients were invested in bonds as at September 30, 2010.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
4.	Intangible assets

	As at June 30, 2011			As at September 30, 2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

	$	$	$	$	$	$
Intangible assets
Contract costs
Incentives	133,777	95,749	38,028	236,750	190,294	46,456
Transition costs	170,923	95,273	75,650	200,154	102,734	97,420

	304,700	191,022	113,678	436,904	293,028	143,876

Other intangible assets
Internal-use software	95,891	71,140	24,751	90,704	66,841	23,863
Business solutions	281,728	190,172	91,556	283,799	178,491	105,308
Software licenses	164,790	118,256	46,534	174,412	123,977	50,435
Client relationships and other	385,691	239,312	146,379	426,546	233,274	193,272

	928,100	618,880	309,220	975,461	602,583	372,878

	1,232,800	809,902	422,898	1,412,365	895,611	516,754

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	Three months ended		Nine months ended
	June 30		June 30
	2011	2010	2011	2010

	$	$	$	$
Acquired	6,596	4,810	38,504	34,449
Internally developed	10,529	12,731	36,467	36,022

	17,125	17,541	74,971	70,471

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
5.	Other long-term assets

Long-term investments, comprised of bonds that have remaining maturities over one year at the date of purchase, have been included in other long-term assets for an amount of $12,005,000. Long-term investments are designated as available-for-sale and are measured at fair value utilizing inputs obtained from an independent pricing service, and therefore have been classified in Level 2 of the fair value hierarchy. Unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income in the consolidated statements of comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale long-term investments are recorded in net earnings.

The Company is exposed to credit risk in connection with these investments through the possible inability of borrowers to meet the terms of their bonds. In addition, the Company is exposed to interest rate risk, as volatility will cause fluctuations in the fair value of held investments and in the earnings potential of future investments. The Company mitigates these risks by investing primarily in high credit quality corporate and government bonds.

6.	Long-term debt

On January 28, 2011, the Company repaid the second tranche in the amount of $87,300,000 (US$87,000,000) of its Senior U.S. unsecured notes and settled the related forward contracts taken to manage the Company’s exposure to fluctuations in the foreign exchange rate resulting in a cash outflow of $1,275,000. As at June 30, 2011, the Senior U.S. unsecured notes are comprised of one tranche maturing in January 2014 for a total amount of $19,286,000 (US$20,000,000).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share

a) Capital stock

	Class A subordinate shares		Class B shares		Total
		Carrying		Carrying		Carrying
	Number	value	Number	value	Number	value

		$		$		$
Balance, as at September 30, 2010	237,684,791	1,148,182	33,608,159	46,887	271,292,950	1,195,069
Repurchased and cancelled(1)	(13,041,500)	(63,481)	—	—	(13,041,500)	(63,481)
Issued upon exercise of options(2)	4,747,396	55,197	—	—	4,747,396	55,197
Purchased and held in trust(3)	—	(2,566)	—	—	—	(2,566)

Balance, as at June 30, 2011	229,390,687	1,137,332	33,608,159	46,887	262,998,846	1,184,219

(1)	On January 26, 2011, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 23,006,547 Class A subordinate shares. During the nine months ended June 30, 2011, the Company repurchased 13,041,500 Class A subordinate shares for $241,280,000 under the previous and current NCIB. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $177,799,000, was charged to retained earnings.

(2)	The carrying value of Class A subordinate shares includes $12,023,000 ($13,332,000 for the year ended September 30, 2010) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the period.

(3)	In connection with the performance share unit (“PSU”) plan, the Company provided instructions to a trustee under the terms of a Trust Agreement to purchase 164,012 Class A subordinate shares of the Company in the open market for $2,566,000 during the nine months ended June 30, 2011 (refer to Note 7c).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)

b)Stock option plan

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options vest one to four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at September 30, 2010	26,555,483
Granted	6,620,769
Exercised	(4,747,396)
Forfeited	(3,045,652)
Expired	(19,994)

Outstanding, as at June 30, 2011	25,363,210

The following table presents the weighted average assumptions used to determine the stock-based compensation costs related to stock options recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended June 30		Nine months ended June 30
	2011	2010	2011	2010

Stock-based compensation costs ($)	3,745	3,725	11,299	11,621

Dividend yield (%)	0.00	0.00	0.00	0.00
Expected volatility (%)	26.84	26.70	27.11	27.33
Risk-free interest rate (%)	2.43	2.86	1.99	2.48
Expected life (years)	5.00	5.00	5.00	5.00
Weighted average grant date fair values ($)	6.08	4.45	4.31	3.63

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)

c) PSU plan

On September 28, 2010, the Company adopted a PSU plan for senior executives and other designated employees (“participants”). Under that plan, the Board of Directors may grant PSUs to participants which entitles them to receive one Class A subordinate share for each PSU. The vesting and performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31, of the third calendar year following the end of the Company’s fiscal year during which the award is made, except in the event of retirement, termination of employment or death.

During the three months ended June 30, 2011 there was no grant under this plan. During the nine months ended June 30, 2011, the Company granted 164,012 PSUs with a grant date fair value of $15.51 per unit based on the closing price of the Class A subordinate shares on the Toronto Stock Exchange on that date. There was no grant under this plan in fiscal year 2010. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefits of the participants. The trust, considered as a variable interest entity, is consolidated in the Company’s financial statements with the cost of the purchased shares recorded as a reduction of capital stock (refer to Note 7a).

The stock-based compensation costs related to PSUs recorded in cost of services, selling and administrative expenses for the three and nine months ended June 30, 2011 was $101,000 and $300,000, respectively (nil for the three and nine months ended June 30, 2010).

d) Contributed surplus

$
Balance, as at September 30, 2010	82,922
Compensation costs associated with exercised options	(12,023)
Stock-based compensation costs	11,599

Balance, as at June 30, 2011	82,498

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
7.	Capital stock, stock-based compensation costs, contributed surplus and earnings per share (continued)

e) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share attributable to shareholders of the Company:

	Three months ended June 30
			2011			2010
		Weighted average number			Weighted average number
	Net	of shares			of shares
	Earnings	outstanding(1)	Earnings per share	Net Earnings	outstanding(1)	Earnings per share

	$		$	$		$
Basic	118,438	263,088,326	0.45	85,824	281,996,673	0.30
Dilutive options and PSUs(2)		10,825,905			8,229,447

Diluted	118,438	273,914,231	0.43	85,824	290,226,120	0.30

	Nine months ended June 30
		2011				2010
		Weighted average number			Weighted average number
	Net	of shares			of shares
	Earnings	outstanding(1)	Earnings per share	Net Earnings	outstanding(1)	Earnings per share

	$		$	$		$
Basic	361,717	266,490,789	1.36	278,392	288,297,942	0.97
Dilutive options and PSUs(2)		10,057,349			8,148,502

Diluted	361,717	276,548,138	1.31	278,392	296,446,444	0.94

(1)	The 13,041,500 Class A subordinate shares repurchased and the 164,012 Class A subordinate shares purchased and held in a trust during the nine months ended June 30, 2011 (27,483,385 and nil, respectively, during the nine months ended June 30, 2010), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

(2)	The calculation of diluted earnings per share excluded 15,000 and 6,427,338 options for the three and nine months ended June 30, 2011, respectively (143,000 and 8,091,664 for the three and nine months ended June 30, 2010, respectively), as they were anti-dilutive.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
8.	Investments in subsidiaries

a) Disposal

On April 4, 2011, the Company concluded a transaction whereby Conseillers en informatique d’affaires CIA Inc. (“CIA”) repurchased the Company’s shares in CIA, which represented a 68% interest, excluding its Paris operations and the Company simultaneously purchased 32% of the operations carried out in CIA’s Paris office not previously owned for net cash consideration of $10,500,000. The Company received $5,000,000 in April 2011, with the remaining balance of $5,500,000 due in quarterly instalments up to March 2014 bearing interest at 10%. The sale did not have a material impact on the Company’s net earnings or financial position. The increase in the investment in CIA’s Paris office resulted in a decrease in retained earnings of $811,000. As a result there is no longer a non-controlling interest in the Company’s consolidated financial statements.

b) Modifications to purchase price allocation

During the three and nine months ended June 30, 2011, the Company modified the purchase price allocation and made adjustments relating to the acquisition of Stanley, Inc. (“Stanley”). The resulting impact for the three months ended June 30, 2011 was not significant. The resulting impact for the nine months ended June 30, 2011 was a decrease of intangible assets of $1,743,000, future income tax assets of $299,000 and future income tax liabilities of $682,000 and an increase of accrued compensation of $1,491,000, accounts payable and accrued liabilities of $50,000 and income taxes payable of $1,475,000, whereas goodwill increased by $4,376,000. The prior period figures have not been adjusted given that the effect of restatement was not significant.

c) Acquisition-related and integration costs

In connection with the acquisition of Stanley in fiscal year 2010, the Company expensed $545,000 and $3,675,000 during the three and nine months ended June 30, 2011, respectively ($4,228,000 during the three and nine months ended June 30, 2010). The expenses included costs to integrate the operations and to realize synergies.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
9.	Amortization

	Three months ended June 30				Nine months ended June 30
	2011		2010		2011		2010

	$		$		$		$
Amortization of capital assets		18,252		17,786		56,282		52,595
Amortization of intangible assets
Contract costs related to transition costs		5,198		5,710		17,313		16,935
Other intangible assets		23,857		20,836		75,536		66,297

		47,307		44,332		149,131		135,827
Amortization of contract costs related to incentives (presented as reduction of revenue)		3,095		5,697		13,118		16,173
Amortization of deferred financing fees (presented in interest on long-term debt)		321		321		964		964
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)		389		—		864		—

		51,112		50,350		164,077		152,964

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
10.	Accumulated other comprehensive loss

		Net changes
	Balance, as at	incurred during the	Balance, as at
	September 30, 2010	nine months	June 30, 2011

	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $17,773 as at June 30, 2011 and $12,686 as at September 30, 2010)	(413,021)	(102,956)	(515,977)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self- sustaining foreign operations (net of accumulated income tax expense of $22,435 as at June 30, 2011 and $14,347 as at September 30, 2010)	76,806	49,883	126,689
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,163 as at June 30, 2011 and $5,336 as at September 30, 2010)	14,469	(2,379)	12,090
Net unrealized gains on available for sale investments (net of accumulated income tax expense of $488 as at June 30, 2011)	—	1,430	1,430

	(321,746)	(54,022)	(375,768)

For the nine months ended June 30, 2011, $5,574,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $2,570,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

11.	Income tax expense

The Company’s effective income tax rate for the three months ended June 30, 2011 and 2010 were 16.8% and 28.5%, respectively. For the three months ended June 30, 2011 and June 30, 2010, the expenses contained favourable tax adjustments of $15,179,000 and $3,587,000, respectively, mainly from the expiration of limitation periods.

The Company’s effective income tax rate for the nine months ended June 30, 2011 and 2010 were 19.2% and 22.1%, respectively. For the nine months ended June 30, 2011, the expense contained a favourable tax adjustment of $41,415,000 mainly as a result of a tax assessment and expiration of limitation periods. For the nine months ended June 30, 2010, the expense contained a favourable tax adjustment of $34,119,000 mainly as a result of the final determinations and expiration of limitation periods.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12.	Segmented information

In prior years, management regularly reviewed the Company’s operating results based on a geographic delivery view, in addition to Corporate services. As a result of changes to the management reporting structure on October 1, 2010, the Company is now managed through four operating segments based on its delivery model incorporating domestic activities as well as impacts from utilizing its centres of excellence.
•	The Global Infrastructure Services (“GIS”) segment incorporates all services provided to clients for their technology infrastructure management. This segment incorporates results from these services world-wide.

•	The other segments incorporate all other services provided to clients based on a geographical delivery model: Canada, U.S. & India and Europe & Asia Pacific. In addition to system integration and consulting, services may include the outsourcing of projects and applications, application maintenance and support as well as BPS.
Due to the change in operating segments, the Company conducted a goodwill impairment test on October 1, 2010 on the revised reporting units, which are the same as the operating segments. Based on the results of this test, no impairment charge was required.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12.	Segmented information (continued)
The following presents information on the Company’s operations based on its management structure. The Company has restated the corresponding items of segmented information for the comparative period to conform to the new management reporting structure.

As at and for the three months			U.S. &	Europe &
ended June 30, 2011	GIS	Canada	India	Asia Pacific	Total

	$	$	$	$	$
Segment revenue	200,623	455,951	496,265	68,590	1,221,429
Intersegment revenue elimination	(4,924)	(134,799)	(31,427)	(12,366)	(183,516)

Revenue	195,699	321,152	464,838	56,224	1,037,913

Earnings before acquisition- related and integration costs, interest on long-term debt, interest income, other (income) expenses and income tax expense(1)	28,496	73,882	41,433	531	144,342
Acquisition-related and integration costs					(545)
Interest on long-term debt					(4,249)
Interest income					437
Other (expenses) income					2,413

Earnings before income taxes					142,398

Total assets	504,938	1,694,932	2,042,739	185,466	4,428,075

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $19,128,000, $10,614,000, $20,037,000 and $1,012,000, respectively.

As at and for the three months			U.S. &	Europe &
ended June 30, 2010	GIS	Canada	India	Asia Pacific	Total

	$	$	$	$	$
Segment revenue	215,836	459,071	338,440	56,206	1,069,553
Intersegment revenue elimination	(3,571)	(115,418)	(36,872)	(12,078)	(167,939)

Revenue	212,265	343,653	301,568	44,128	901,614

Earnings before acquisition- related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of assets and income tax expense(1)	21,409	66,766	42,499	(1,972)	128,702
Acquisition-related and integration costs					(4,228)
Interest on long-term debt					(4,363)
Interest income					786
Other (expenses) income					(1,135)
Gain on sale of assets					396

Earnings before income taxes					120,158

Total assets	602,360	1,906,258	1,134,997	169,523	3,813,138

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $22,966,000, $12,205,000, $13,834,000 and $1,024,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
12. Segmented information (continued)

				Europe & Asia
As at and for the nine months ended June 30, 2011	GIS	Canada	U.S. & India	Pacific	Total

	$	$	$	$	$
Segment revenue	652,103	1,417,660	1,556,043	204,315	3,830,121
Intersegment revenue elimination	(12,120)	(393,556)	(95,043)	(37,730)	(538,449)

Revenue	639,983	1,024,104	1,461,000	166,585	3,291,672

Earnings before acquisition- related and integration costs, interest on long-term debt, interest income, other (income) expenses and income tax expense(1)	96,625	216,871	140,233	5,452	459,181
Acquisition-related and integration costs					(3,675)
Interest on long-term debt					(15,263)
Interest income					3,067
Other (expenses) income					4,475

Earnings before income taxes					447,785

Total assets	504,938	1,694,932	2,042,739	185,466	4,428,075

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $65,719,000, $31,919,000, $62,566,000 and $2,909,000, respectively.

				Europe & Asia
As at and for the nine months ended June 30, 2010	GIS	Canada	U.S. & India	Pacific	Total

	$	$	$	$	$
Segment revenue	652,169	1,386,276	1,012,815	180,152	3,231,412
Intersegment revenue elimination	(11,255)	(355,082)	(104,780)	(35,234)	(506,351)

Revenue	640,914	1,031,194	908,035	144,918	2,725,061

Earnings before acquisition- related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of assets and income tax expense(1)	57,825	201,204	116,637	(3,565)	372,101
Acquisition-related and integration costs					(4,228)
Interest on long-term debt					(11,917)
Interest income					1,770
Other (expenses) income					(480)
Gain on sale of assets					396

Earnings before income taxes					357,642

Total assets	602,360	1,906,258	1,134,997	169,523	3,813,138

(1)	Amortization included in GIS, Canada, U.S. & India and Europe & Asia Pacific is $68,717,000, $35,545,000, $42,631,000 and $5,107,000, respectively.
Intersegment revenue is priced as if revenue was from third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
13.	Guarantees
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2011, the Company provided for a total of $56,072,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
14.	Financial instruments and hedges
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the nine months ended June 30, 2011, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future revenue. During the three months ended June 30, 2011, there were no foreign currency forward contracts entered into.
The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness.
The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method.
During the three and nine months ended June 30, 2011, the Company’s hedging instruments were effective.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
14.	Financial instruments and hedges (continued)
The following table summarizes the fair value of outstanding hedging instruments:

		As at June 30,	As at September 30,
		2011	2010

Hedge on net investments in	Recorded in	$	$
self-sustaining foreign subsidiaries

US$855,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$920,000 as at September 30, 2010)	Long-term debt	824,477	947,416

€9,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2010)	Long-term debt	12,605	16,807

Cash flow hedges on future revenue

US$90,150 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$130,380 as at September 30, 2010)	Other current assets	3,177	8,918
	Other long-term assets	17,188	11,433

US$51,630 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$44,820 as at September 30, 2010)	Other current assets	1,344	2,378
	Other long-term assets	974	1,121

$68,925 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($89,040 as at September 30, 2010)	Accrued liabilities	2,634	1,570
	Other long-term liabilities	4,034	3,396

Cash flow hedges on the Senior U.S. unsecured notes

US$20,000 foreign currency forward contracts (US$107,000 as at September 30, 2010)	Other current assets	—	1,277
	Other long-term assets	—	763
	Other long-term liabilities	588	—

The Company expects that approximately $9,197,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at June 30, 2011 will be reclassified in net income in the next 12 months.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
15.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP
The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2010.

	Three months ended June 30		Nine months ended June 30
	2011	2010	2011	2010
Reconciliation of net earnings:	$	$	$	$
Net earnings — Canadian GAAP	118,438	85,880	361,973	278,690
Adjustments for:
Stock-based compensation	(288)	(905)	(928)	(73)
Warrants	—	161	—	863
Other	(50)	(65)	(390)	—

Net earnings — U.S. GAAP	118,100	85,071	360,655	279,480

Attributable to:
Shareholders of CGI Group Inc.	118,100	85,015	360,399	279,182
Non-controlling interest	—	56	256	298

Basic earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	0.45	0.30	1.35	0.97
Diluted earnings per share attributable to shareholders of CGI Group Inc. — U.S. GAAP	0.43	0.29	1.30	0.94

Net earnings — U.S. GAAP	118,100	85,071	360,655	279,480
Other comprehensive (loss) income	(4,340)	18,967	(54,022)	(25,593)

Comprehensive income — U.S. GAAP	113,760	104,038	306,633	253,887

Attributable to:
Shareholders of CGI Group Inc.	113,760	103,982	306,377	253,589
Non-controlling interest	—	56	256	298

	As at June 30, 2011	As at September 30, 2010
	$	$
Reconciliation of shareholders’ equity:
Equity attributable to shareholders of CGI Group Inc. —Canadian GAAP	2,270,442	2,152,631
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(7,125)	(7,125)
Reversal of income tax provision	(7,969)	(7,969)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(3,795)	(3,405)

Equity attributable to shareholders of CGI Group Inc. — U.S. GAAP	2,337,457	2,220,036

Equity attributable to non-controlling interest — Canadian and U.S. GAAP	—	6,452

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended June 30, 2011 and 2010
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)
15.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)
Recent accounting changes
In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements”, which became effective for the Company via prospective application to new arrangements entered into or materially modified on or after October 1, 2010. This standard is equivalent to the corresponding provisions of CICA EIC-175, “Revenue Arrangements with Multiple Deliverables”, (refer to Note 1b).
Concurrently to issuing ASU 2009-13, the FASB also issued ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” which became effective for the Company via prospective application at the same date. There is no equivalent under Canadian GAAP, therefore, the Company follows the U.S. guidance (refer to Note 1b).
The adoption of these above updates did not have any material impact on the Company’s consolidated financial statements for the three and nine months ended June 30, 2011. The effects on future periods will depend on the nature and significance of the new or materially modified arrangements in any given period.
16.	Subsequent event
Subsequent to June 30, 2011, the Company entered into a US$475,000,000 private debt placement financing with six large US private placement investors. The private placement is comprised of three tranches of guaranteed senior unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. The Company will draw down the proceeds no later than December 15, 2011, and intends to use the proceeds of the private placement to pay down part of the Company’s existing revolving term facility which matures in August 2012.